SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                             ___________________

                              AMENDMENT NO. 2 TO

                                SCHEDULE 14D-9
                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(D)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                             ___________________

                            NEUTROGENA CORPORATION
                          (Name of Subject Company)

                            NEUTROGENA CORPORATION
                     (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                 641246 10 3
                    (CUSIP Number of Class of Securities)

                               DONALD R. SCHORT
              SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            5760 WEST 96TH STREET
                        LOS ANGELES, CALIFORNIA 90045
                                (310) 642-1150
                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               WITH COPIES TO:

                           DAVID W. HARDACRE, ESQ.
                    BLUM, PROPPER & HARDACRE INCORPORATED
                     SUITE 905, 12100 WILSHIRE BOULEVARD
                        LOS ANGELES, CALIFORNIA 90025
                                (310) 826-7900

                                     AND

                           JAMES C. FREUND, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                            919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022
                             (212) 735-3000



               This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") electronically filed with the Securities and Exchange Commission on August 26, 1994 by Neutrogena Corporation, a Delaware corporation (the "Company"), relating to the offer by JNJ Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), to purchase for cash all outstanding shares of common stock, including the associated preferred stock purchase rights, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 26, 1994. All capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 14D-9.

          ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

               Item 8 is hereby amended and supplemented to add the following:

                    On September 19, 1994, Parent and the Company each announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Offer had expired. A copy of the Company's press release is attached hereto as
          Exhibit 6 and is incorporated herein by reference.

          ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 is hereby amended and supplemented to add the following:

                    Exhibit 6 Text of Press Release, dated September 19, 1994, issued by the Company

                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: September 19, 1994        NEUTROGENA CORPORATION

                                     By:    /s/ Lloyd E. Cotsen
                                        _______________________
                                                Lloyd E. Cotsen
                                         Chief Executive Officer
                                EXHIBIT INDEX


        Exhibit           Description

        Exhibit 6      Text of Press Release, dated September 19,
                       1994, issued by Neutrogena Corporation
        ___________________________________________________________________

                                                          EXHIBIT 6

          FOR IMMEDIATE RELEASE

                NEUTROGENA CORPORATION ANNOUNCES EXPIRATION OF
            ANTITRUST WAITING PERIOD IN OFFER BY JOHNSON & JOHNSON

               Los Angeles, California, September 19, 1994-- Neutrogena Corporation (NASDAQ: NGNA) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired with respect to the tender offer by JNJ Acquisition Corp., a wholly owned subsidiary of Johnson & Johnson (NYSE: JNJ), for all outstanding shares of common stock of Neutrogena Corporation. The offer is scheduled to expire at midnight, New York City time, on September 23, 1994.

          Contact:  Donald R. Schort
                    Neutrogena Corporation
                    (310) 642-1150